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                                PRESS RELEASE
                             FOR IMMEDIATE RELEASE

                   GulfMark Offshore Announces New Contracts

Houston, TX., February 5, 2002 - GulfMark Offshore, Inc. (NASDAQ:GMRK) today announced that Thales GeoSolutions Group, Ltd. agreed to a three-year charter, plus options, for one of the Company's new construction platform supply vessels. The Highland Navigator, a UT-745 design with DP-II, is slated for delivery early in March, 2002 and will commence the charter immediately thereafter.

Commenting on the charter, Mr. Bruce Streeter, President & COO of GulfMark, said, "We are excited to add the term charter of the Highland Navigator to the previously announced term charters for the newbuild vessels the Highland Fortress and the North Mariner. These three vessels and their corresponding contracts demonstrate the efficacy of the newbuild program launched in the Fall of 2000 as we continue to expand our fleet with high specification vessels."

Mr. Streeter also announced that the Company had secured a number of contracts and/or extensions that have helped to escalate the forward contract cover for both 2002 and 2003 to the highest level in the history of GulfMark. Citing the continued strength of the North Sea term market, he said "the Company has secured a one year extension on the Stout Truck, a seven month charter plus a six month option for the North Crusader and a six month option exercise for the North Vanguard, all of which pushes our firm North Sea contract cover to approximately 75% for 2002. In addition, the one-year option was exercised on the Monarch Bay in Equatorial Guinea, a one-year extension on the Highland Scout was negotiated in Brazil and a firm six month charter plus options for up to six months has been agreed to on the Highland Guide in Southeast Asia. Each of these contracts or extensions give added visibility to our profitability in 2002 and bode well for estimates for 2003."

Commenting on the results for 2001, Mr. Streeter indicated that he was comfortable with the First Call consensus of $0.76 for the 4th quarter of 2001
and $2.63 for the full year 2001.   He concluded his remarks by saying, "We
look forward to discussing the results from 2001 and the outlook for 2002 when we hold our conference call on the afternoon of February 26, 2002. Details of the call will be available on our new website, www.gulfmark.com, in addition to the normal press release. We hope you will visit the new GulfMark website at your earliest convenience to learn more about the Company and our world class fleet."

The Company's 2002 forward contract cover is detailed below as of February 5th after reflecting the latest contracts and extensions:

                     2002 FORWARD CONTRACT COVER

     Region       Base    W/Options
--------------    -----   ---------
North Sea         74.8%     88.9%
Southeast Asia    29.2%     32.2%
Brazil            80.2%     80.2%
                  ----      ----
Total             62.3%     72.3%

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The continuation of contracts into 2003 on twenty-three of the forty-three
Company owned / bareboat chartered vessels yields the highest historical contract cover for out year period and approaches 30% for the overall fleet with in excess of 40% for the North Sea vessels. Further details of the 2003 contract cover can be accessed through the Company's web site.

GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a total fleet of fifty-four (54) offshore support vessels comprised of forty (40) owned (including the two newbuilds delivering in the 1st quarter of 2002), four (4) bareboat chartered and ten (10) managed vessels, operating primarily in the North Sea, offshore Southeast Asia, Brazil and West Africa.

Contact: Edward A. Guthrie, Executive Vice President - Finance e-mail: ed.guthrie@gulfmark.com
             (713) 963-9522


This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: prices of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects; and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.




























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